SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BEBE STORES, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

BEBE STORES, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

075571109

(CUSIP NUMBER OF CLASS OF SECURITIES)

MANNY MASHOUF

CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

400 VALLEY DRIVE

BRISBANE, CALIFORNIA  94005

(415) 715-3900

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,430,662	$247.23

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,058,475 shares of common stock of bebe stores, inc. having an aggregate value of $4,430,662 as of August 25, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: Not applicable.	Filing party: Not applicable.
		Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.  Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock For Replacement Options, dated September 1, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)  Name and Address.  The issuer is bebe stores, inc., a California corporation (the “Company”).  The Company’s principal executive offices are located at 400 Valley Drive, Brisbane, California 94005 and the telephone number of its principal executive offices is (415) 715-3900.  The information set forth in the Offer to Exchange under “This Offer — Section 9 (Information Concerning Bebe)” is incorporated herein by reference.

(b)  Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.001 per share, with an exercise price greater than $10.74 per share, which is the 52-week high closing trading price of the Company’s common stock as quoted on the Nasdaq Global Select Market at the commencement of the Option Exchange (as defined below) and an expiration date after the expiration date of the Option Exchange, currently scheduled for 9:00 p.m. Pacific Time on September 29, 2009, outstanding under the Company’s 1997 Stock Plan, as amended and restated (the “Plan”), and held by eligible employees or non-employee directors, for replacement options to purchase shares of common stock to be granted under the Plan (this “Offer”) upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Election Concerning Exchange of Stock Options form (the “Election Form” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iii), respectively.  An option will not be an eligible option (and any election with regard to such option will be disregarded) if the per share exercise price of the option is less than the per share closing trading price of our common stock on the expiration date of the Offer, as reported by the Nasdaq Global Select Market.  Each option holder who elects to exchange options pursuant to the Option Exchange must submit an Election Form and will be granted replacement options to purchase a lesser number of shares of common stock.  As of August 25, 2009, there were outstanding eligible options to purchase an aggregate of approximately 2,058,475 shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Offer — Section 1 (Eligibility; Number of Options; Expiration Time),” “This Offer — Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” and “This Offer — Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c)  Trading Market and Price.  The information set forth in the Offer to Exchange under “This Offer — Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)  Name and Address.  The Company is both the subject company and the filing person.  The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)  Material Terms.  The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Expiration Time),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning Bebe),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b)  Purchases.  The information set forth in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.  See also the Plan and related form of stock option agreement incorporated by reference as exhibits (d)(1) and (d)(2).

Item 6.  Purposes of the Transaction and Plan or Proposals.

(a)  Purposes.  The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer — Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b)  Use of Securities Acquired.  The information set forth in the Offer to Exchange under “This Offer — Section 5 (Acceptance of Options for Exchange and Grant of Replacement Options),” and “This Offer — Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c)  Plan.  The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer — Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.  The information set forth in the Offer to Exchange under “This Offer — Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer — Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b)  Conditions.  The information set forth in the Offer to Exchange under “This Offer — Section 6 (Conditions of this Offer)” is incorporated herein by reference.  There are no alternative financing arrangements or financing plans for this Offer.

(d)  Borrowed Funds.  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)  Securities Ownership.  The information set forth in the Offer to Exchange under “This Offer —Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

(b)  Securities Transactions.  The information set forth in the Offer to Exchange under “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.  Not applicable.

Item 10. Financial Statements.

(a) Financial Information.  The information set forth in the Offer to Exchange under “This Offer — Section 9 (Information Concerning Bebe)” and “This Offer — Section 16 (Additional Information)” is incorporated herein by reference.  Our Annual Report on Form 10-K for the fiscal year ended July 5, 2008, filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2008, including the financial information set forth in Item 8 — Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009, filed with the SEC on May 11, 2009, including the financial information set forth in Item 1 —Condensed Consolidated Financial Statements of our Quarterly Report on Form 10-Q, are incorporated herein by reference.  Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information.  Not applicable.

Item 11.  Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer — Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options),” and “This Offer — Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b)  Other Material Information.  Not applicable.

Item 12. Exhibits.  The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2009	BEBE STORES, INC.

	By:	/s/ Walter Parks
Walter Parks
Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock For Replacement Options, dated September 1, 2009.

(a)(1)(ii)	Form of Communication Announcing Option Exchange Program.

(a)(1)(iii)	Election Concerning Exchange of Stock Options.

(a)(1)(iv)	Screen Shots of Offer Website.

(a)(1)(v)	Confirmation E-mail to Employees or Non-Employee Directors who Elect to Participate in the Exchange Program.

(a)(1)(vi)	Confirmation E-mail to Employees or Non-Employee Directors who Decline Participation in the Exchange Program.

(a)(1)(vii)	Form of Reminder E-mail Communication to Eligible Individuals Regarding Exchange Program.

(a)(1)(viii)	Form of Confirmation E-mail.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	bebe stores, inc.’s 1997 Stock Plan, as amended and restated. Filed as Exhibit 99.2 to bebe’s Current Report on Form 8-K filed on November 23, 2005, and incorporated herein by reference.

(d)(2)	bebe stores, inc.’s Form of Stock Option Agreement. Filed as Exhibit 99.3 to bebe’s Current Report on Form 8-K filed on November 23, 2005, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.